REALOGY CORPORATION

DOMUS HOLDINGS CORP.

One Campus Drive

Parsippany, New Jersey 07054

May 31, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn: Duc Dang, Attorney-Advisor

RE: Registration Statement on Form S-1 (File No. 333-173250)

Dear Mr. Dang:

On behalf of Realogy Corporation, a Delaware corporation (the “Company”), and Domus Holdings Corp., a Delaware corporation, enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on April 1, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 25, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	We note that the selling security holders table on page 160 of your registration statement is incomplete. Please provide the information required by Item 507 of Regulation S-K with respect to your selling security holders within the table.

In connection with the filing of the Amendment, the Company has updated the selling security holders table in the Registration Statement to include the information required by Item 507 of Regulation S-K with respect to the Company’s selling security holders.

2.	Please tell us your basis for not providing the dealer prospectus delivery obligation illustrated in Item 502 of Regulation S-K.

In connection with the filing of the Amendment, the Company has updated the Registration Statement to include the dealer prospectus delivery obligation illustrated in Item 502 of Regulation S-K.

Please telephone the undersigned at (973) 407-5370 if you have any questions or need any additional information.

Very truly yours,

/s/ Marilyn J. Wasser

Marilyn J. Wasser, Esq.

cc:	Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP Adam F. Turk, Securities and Exchange Commission